KIRKLAND LAKE GOLD LTD.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO SECTION 4.9 OF NATIONAL INSTRUMENT 51-102
(CONTINUOUS DISCLOSURE OBLIGATIONS)

1. Names of Parties to the Transaction:

Agnico Eagle Mines Limited ("Agnico Eagle") and Kirkland Lake Gold Ltd. ("Kirkland").

2. Description of the Transaction:

On February 8, 2022, Agnico Eagle and Kirkland completed the previously announced merger transaction by way of a court-approved plan of arrangement of Kirkland (the "Arrangement") under Section 182 of the Business Corporations Act (Ontario), pursuant to the terms of a merger agreement dated September 28, 2021, as amended on October 27, 2021, between Kirkland and Agnico Eagle. Pursuant to the Arrangement, Agnico Eagle acquired all of the issued and outstanding shares of Kirkland (including Kirkland CHESS Depositary Interests ("Kirkland CDIs")) (collectively, the "Kirkland Shares") and, in consideration therefor, former holders ("Kirkland Shareholders") of Kirkland Shares received 0.7935 of a common share of Agnico Eagle (each whole share, an "Agnico Share") for each Kirkland Share held immediately prior to the effective time of the Arrangement. As a result of the completion of the Arrangement, Kirkland is now a wholly-owned subsidiary of Agnico Eagle.

Agnico Eagle will continue as Agnico Eagle Mines Limited, headquartered at Agnico Eagle's existing head office, and will remain listed on the Toronto Stock Exchange ("TSX") and New York Stock Exchange ("NYSE") under the ticker "AEM".

The Kirkland Shares are expected to be de-listed from the TSX on or about the closing of trading on February 9, 2022 and from the NYSE on or about the opening of trading on February 9, 2022. The Kirkland CDIs were suspended from trading on the Australian Stock Exchange ("ASX") at the closing of trading on February 2, 2022 (AEDT) and are in the process of being formally de-listed from the ASX.

A news release and a material change report in connection with the foregoing was issued by each of Agnico Eagle and Kirkland on February 8, 2022, copies of which have been filed under Agnico Eagle's and Kirkland's respective issuer profiles on the System for Electronic Document Analysis and Retrieval ("SEDAR") and the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR").

Additional information in respect of the Arrangement is contained in the joint management information circular of Agnico Eagle and Kirkland dated October 29, 2021, copies of which have been filed under Agnico Eagle's and Kirkland's respective issuer profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3. Effective Date of the Transaction:

February 8, 2022.

4. Name of each Party that Ceased to be a Reporting Issuer after the Transaction and of each Continuing Entity:

On completion of the Arrangement, Kirkland became a wholly-owned subsidiary of Agnico Eagle. Agnico Eagle continues to be a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon and Nunavut.

Kirkland is in the process of making an application to the Ontario Securities Commission, as principal regulator, under the simplified procedure in National Policy 11-206 - Process for Cease to be a Reporting Issuer Applications for a decision under applicable securities laws that Kirkland cease to be a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

5. Date of Reporting Issuer's First Financial Year-End after the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

6. Periods of the Interim Financial Reports and the Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year after the Transaction (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

7. Documents Filed under National Instrument 51-102 Continuous Disclosure Obligations that described the Transaction and where those Documents can be found in Electronic Format (if paragraph (a) or subparagraph (b)(ii) of section 4.9 of NI 51-102 applies):

Not applicable.

8. Date of Report:

February 8, 2022